EASTSIDE DISTILLING, INC.

August 8, 2017

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attn.:	Mr. John Reynolds, Assistant Director
Office of Beverages, Apparel and Mining

Re: Eastside Distilling, Inc. (the “Company”)
Registration Statement on Form S-1, as amended
File No. 333-215848

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Eastern time on August 8, 2017, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EASTSIDE DISTILLING, INC.

By:	/s/ Grover T. Wickersham
Name:	Grover T. Wickersham
Title:	Chief Executive Officer